UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

biote Corp.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

090683111

(CUSIP Number of Class of Securities)

Teresa S. Weber

Chief Executive Officer

biote Corp.

1875 W. Walnut Hill Ln #100

Irving, TX 75038

(312) 212-8079

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan Sansom

Peter Byrne

Cooley LLP

500 Boylston Street

Boston, MA 02116-3736

(617) 937-2300

☐

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2023 (as amended, the “Schedule TO”) relating to the offer by the Company to each holder of the Company’s warrants (each, a “Warrant”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.23 shares of Common Stock in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 9, 2023, as amended on May 16, 2023 and May 23, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement (the “Warrant Amendment”), dated as of March 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the Private Placement Warrants.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated May 9, 2023, as amended on May 16, 2023 and May 23, 2023, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on June 7, 2023, and (b) a press release issued by the Company on June 8, 2023, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information in the Schedule TO, the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at one minute after 11:59 p.m., Eastern Standard Time, on June 7, 2023. The Company has been advised that (i) 8,191,336 Public Warrants (including 39,429 Public Warrants tendered through guaranteed delivery), or approximately 97.5% of the outstanding Public Warrants and (ii) 4,464,900 Private Placement Warrants (including 51,070 Private Placement Warrants tendered through guaranteed delivery), or approximately 87.4% of the outstanding Private Placement Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before June 9, 2023. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately (i) 97.5% of the outstanding Public Warrants and (ii) 87.4% of the outstanding Private Placement Warrants to the Warrant Amendment, which exceeds the 50% of each of the Public Warrants and the Private Placement Warrants required to effect the Warrant Amendment, including with regard to the terms of the Private Placement Warrants. On June 8, 2023, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and announced that it will exercise its right to exchange all remaining outstanding Warrants for shares of Common Stock in accordance with the terms of the Warrant Amendment.

On June 8, 2023, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 23, 2023).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, May 9, 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K (File No. 001-40128), filed with the SEC on May 9, 2023).

(b)	Press release, June 8, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-40128), filed with the SEC on June 8, 2023).

(d)(i)	Business Combination Agreement, dated as of December 13, 2021, by and among the Company, Haymaker Sponsor III LLC, Dr. Gary Donovitz, in his capacity, and Teresa S. Weber, in her capacity as the Members’ Representative (incorporated by reference to Exhibit 2.1 of Haymaker Acquisition Corp. III’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on December 14, 2021).

(d)(ii)	Second Amended and Restated Certificate of Incorporation of biote Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on June 2, 2022).

(d)(iii)	Amended and Restated Bylaws of biote Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on February 22, 2023).

(d)(iv)	Form of Warrant Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on June 2, 2022).

(d)(v)	Warrant Agreement, dated March 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(vi)	Non-Employee Director Compensation Policy. (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(vii)	Tax Receivable Agreement, dated as of May 26, 2022, by and among the Company, BioTE Holdings, LLC and the persons named therein. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(viii)	Investor Rights Agreement, dated as of May 26, 2022, by and among the Company, the Members, the Members’ Representative, Haymaker Sponsor III LLC and certain other parties thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(ix)	Amended and Restated Investor Rights Agreement, dated as of July 19, 2022, by and among the Company, the Members, the Members’ Representative, Haymaker Sponsor III LLC and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 19, 2022).

(d)(x)	Second Amended and Restated Operating Agreement of BioTE Holdings, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xi)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xii)	Services Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Teresa S. Weber. (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xiii)	Services Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Marc Beer. (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xiv)	Amended and Restated Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Robbin Gibbins (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xv)	Employment Agreement, effective as of June 10, 2022, by and between BioTE Medical, LLC and Ross McQuivey, M.D. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xvi)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xvii)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xviii)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xix)	Amendment to Employment Agreement, effective August 24, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xx)	Transition Agreement, effective August 31, 2022, by and between BioTE Medical, LLC and Robbin Gibbins. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxi)	Standby Equity Purchase Agreement, by and between biote Corp. and YA II PN, LTD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 28, 2022).

(d)(xxii)	biote Corp. 2022 Equity Incentive Plan. (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(xxiii)	biote Corp. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxiv)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxv)	Form of RSU Award Grant Notice (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxvi)	Underwriting Agreement, dated March 1, 2021, by and among Haymaker Acquisition Corp. III, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representative of the several underwriters (incorporated by reference to exhibit 1.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxvii)	Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between Haymaker Acquisition Corp. III and Haymaker Sponsor III LLC (incorporated by reference to exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxviii)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xxix)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xxx)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxi)	Amendment to Employment Agreement, effective August 24, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxii)	Transition Agreement, effective August 31, 2022, by and between BioTE Medical, LLC and Robbin Gibbins. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxiii)	Standby Equity Purchase Agreement, by and between biote Corp. and YA II PN, LTD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 28, 2022).

(d)(xxxiv)	biote Corp. 2022 Equity Incentive Plan. (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(xxxv)	biote Corp. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxvi)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxvii)	Form of RSU Award Grant Notice (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxviii)	Underwriting Agreement, dated March 1, 2021, by and among Haymaker Acquisition Corp. III, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representative of the several underwriters (incorporated by reference to exhibit 1.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxxix)	Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between Haymaker Acquisition Corp. III and Haymaker Sponsor III LLC (incorporated by reference to exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxxx)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xxxxi)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xxxxii)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxxiii)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023)

(g)	Not applicable.

(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(b) Filing Fee Exhibit.

Filing fee table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTE CORP.

By:	/s/ Teresa S. Weber
Teresa S. Weber
Chief Executive Officer

Dated: June 8, 2023